UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

APPLIED GENETIC TECHNOLOGIES CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

03820J 10 0

(CUSIP Number)

Victoria A. Whyte

GlaxoSmithKline plc

980 Great West Road

Brentford, Middlesex TW8 9GS

England

Telephone: +44 (0)208 047 5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 26, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GlaxoSmithKline plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,989,598
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,989,598
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,989,598 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1% (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO
Footnotes:
(1) Shares of Common Stock are held of record by S.R. One, Limited, an indirect, wholly-owned subsidiary of the Reporting Person, issued on April 1, 2014.
(2) Based on 14,077,942 shares of Common Stock outstanding as of April 3, 2014.

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Item 1.  Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Applied Genetic Technologies Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 11801 Research Drive, Suite D, Alachua, Florida 32615.

Item 2.  Identity and Background.

This Statement is being filed on behalf of GlaxoSmithKline plc, a public limited company incorporated under the laws of England and Wales. GlaxoSmithKline plc and its subsidiaries constitute a major global healthcare group engaged in the creation, discovery, development, manufacture and marketing of pharmaceutical and consumer health-related products with its principal offices located at 980 Great West Road, Brentford, Middlesex TW8 9GS, England. Set forth in Schedule 1 to this Statement are the name, business address and present principal occupation or employment and citizenship of each executive officer and director of GlaxoSmithKline plc. The Common Stock which is the subject of this Statement is held of record held by S.R. One, Limited (“S.R. One”), an indirect, wholly-owned subsidiary of GlaxoSmithKline plc.

During the last five years prior to the date hereof, neither GlaxoSmithKline plc nor, to the best knowledge of GlaxoSmithKline plc, any of the other persons with respect to whom information is given in response to this Item 2 has been convicted in a criminal proceeding or been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

S.R. One acquired from the Issuer 103,762 shares of Common Stock on April 1, 2014 in a private placement. The total consideration paid by S.R. One for these shares was $1,245,144, and such consideration was obtained from the working capital of S.R. One. S.R. One also acquired 1,885,836 shares of Common Stock on April 1, 2014 upon the conversion of (i) 17,625,289 shares of Series B-1 Preferred Stock of the Issuer (the “Series B-1 Preferred”) into 503,579 shares of Common Stock, (ii) 32,707,070 shares of Series B-2 Preferred Stock of the Issuer (the “Series B-2 Preferred”) into 934,487 shares of Common Stock, and (iii) 15,671,969 shares of Series B-3 Preferred Stock of the Issuer (the “Series B-3 Preferred” and, together with the Series B-1 Preferred and the Series B-2 Preferred, the “Series B Preferred ”) into 447,770 shares of Common Stock, at the closing of the Issuer’s initial public offering (the “IPO”). The conversion ratio was one share of Common Stock for every 35 shares of Series B Preferred.

Item 4.  Purpose of Transaction.

A.	Board Member

In April 2013, S.R. One appointed Jill Carroll, a Senior Associate at S.R. One and an employee of GlaxoSmithKline LLC, an indirect, wholly-owned subsidiary of GlaxoSmithKline plc., to the board of the Issuer, pursuant to a Stockholders Agreement between the Issuer, S.R. One and other holders of the preferred stock of the Issuer, which terminated upon closing of the IPO.

B.	Investor Rights Agreement

On November 15, 2012, the Issuer, S.R. One and certain other holders of equity of the Issuer entered into the Amended and Restated Investor Rights Agreement (the “Investor Rights Agreement”), a copy of which is attached as Exhibit 1 hereto. The registration rights granted to S.R. One pursuant to the Registration Rights Agreement include the following:

•	Demand Registration Rights. Following the date that is 180 days after the closing of the IPO, the holders of at least a majority of the Registrable Securities (as defined in the Investor Rights Agreement), have the right to demand the Issuer to file up to two resale registration statements under the Securities Act of 1933, as amended (the “Securities Act”), covering the registration of at least a majority of the Registrable Securities then outstanding or a lesser percent if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed $10,000,000. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.
•	Piggyback Registration Rights. If the Issuer plans to register any securities for public sale, the holders of Registrable Securities are entitled to include their shares in the registration statement under the Securities Act. The underwriters of any underwritten offering will have the right to limit the number of shares included in such offering for the account of the Holders of Registrable Securities.

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•	Form S-3 Registration Rights. If the Issuer is eligible to file a registration statement on Form S-3, each holder of Registrable Securities is entitled to demand the Issuer to file up to two resale registration statements per year for such Holder on Form S-3 so long as the aggregate offering price, net of any underwriters’ discounts or commissions, of securities to be sold under the registration statement on Form S-3 is at least $3,000,000, subject to specified exceptions, conditions and limitations.

C.	Stockholder Waiver.

On October 28, 2013, the Issuer, S.R. One and certain other holders of the Registrable Securities entered into the Stockholder Waiver (the “Stockholder Waiver”), a copy of which is attached as Exhibit 2 hereto, pursuant to which such holders of Registrable Securities agreed on behalf of all stockholders of the Issuer to waive the Issuer’s obligations under the Investor Rights Agreement to include any of the Registrable Securities in the registration statement filed in connection with the IPO.

D.	Lockup Agreement

The executive officers and directors of the Issuer, S.R. One and certain other stockholders of the Issuer each entered into a lock up agreement (the “Lock Up Agreement”), a copy of which is attached as Exhibit 3 hereto, with Barclays Capital Inc. and BMO Capital Markets Corp. (both in their capacity as representatives of the underwriters for the IPO) (the “Representatives”).

Pursuant to the Lockup Agreement, S.R. One has agreed that for a period of 180 days following the date of the prospectus related to the IPO, it will not, without the prior written consent of the Representatives, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Common Stock (including, without limitation, shares of Common Stock that may be deemed to be beneficially owned by S.R. One or the other stockholders of the Issuer in accordance with the rules and regulations of the Securities and Exchange Commission and shares of Common Stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for Common Stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or other securities, in cash or otherwise, (3) make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing, subject in each case to specified exceptions, which include but are not limited to transactions relating to shares of Common Stock acquired by S.R. One in open market transactions subsequent to the closing of the IPO.

E.	General

Other than as described above, S.R. One has no plans or proposals that would result in:

a.	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
b.	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
c.	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
d.	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
e.	any material change in the present capitalization or dividend policy of the Issuer;
f.	any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed−end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
g.	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
h.	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter−dealer quotation system of a registered national securities association;

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i.	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
j.	any action similar to any of those enumerated above.

S.R. One expects to review from time to time its investment in the Issuer and may, depending on the Issuer’s business, assets, operations, financial condition, prospects and other factors, as well as (and subject to) the terms of the contracts described in Item 6 of this Schedule: (i) purchase additional shares of Common Stock, options or other securities of the Issuer in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the shares of Common Stock, options or other securities now beneficially owned or hereafter acquired by it; (iii) propose one or more directors for the Issuer’s board of directors; (iv) engage in discussions, negotiations or enter into other transactions with a view to obtaining direct or indirect control of the Issuer; (v) acquire assets of the Issuer and its subsidiaries; and (vii) engage in such other proposals as S.R. One may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in clauses (a) through (j), above.

Also, consistent with its investment intent, S.R. One may engage in communications with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including but not limited to its operations, governance and control.

Item 5.  Interest in Securities of the Issuer.

a.	GlaxoSmithKline plc beneficially owns 1,989,598 shares of Common Stock, which represents 14.1% of the 14,077,942 shares of Common Stock outstanding as of April 3, 2014.
b.	GlaxoSmithKline plc has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of all 1,989,598 shares of Common Stock described in Item 5a above.
c.	Except as described herein, no transaction in shares of Common Stock were effected during the past 60 days by GlaxoSmithKline plc.
d.	No person, other than GlaxoSmithKline plc, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by GlaxoSmithKline plc.
e.	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as disclosed in Item 4 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between GlaxoSmithKline plc or S.R. One and any other person with respect to any securities of the Company.

Item 7.  Material to Be Filed as Exhibits.

Descriptions of documents set forth on this Schedule are qualified in their entirety by reference to the exhibits listed in this Item 7.

Exhibit	Name
1	Amended and Restated Investors Rights Agreement by and among the Issuer, S.R. One and certain other holders of equity of the Issuer listed therein dated as of November 15, 2012, a copy of which is incorporated herein by reference from Exhibit 10.12 to the registration statement on Form S-1 originally filed by the Issuer on January 10, 2014, as amended.
2	Stockholder Waiver by and among the Issuer, S.R. One and the other stockholders of the Issuer listed therein dated as of October 28, 2013.
3	Lockup Agreement by and among S.R. One, Barclays Capital Inc. and BMO Capital Markets Corp. dated as of October 28, 2013.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 7, 2014

GLAXOSMITHKLINE PLC

By: /s/ Victoria A. Whyte

 Victoria A. Whyte
Authorized Signatory

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SCHEDULE 1

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors
Sir Andrew Witty	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Executive Officer	British
Simon Dingemans	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Financial Officer	British
Dr. Moncef Slaoui	980 Great West Road Brentford Middlesex, England TW8 9GS	Chairman, Global R & D & Vaccines	Moroccan, Belgian &American
Sir Christopher Gent	980 Great West Road Brentford Middlesex, England TW8 9GS	Chairman	British
Professor Sir Roy Anderson	980 Great West Road Brentford Middlesex, England TW8 9GS	Independent Non-Executive Director	British
Dr. Stephanie Burns	980 Great West Road Brentford Middlesex, England TW8 9GS	Independent Non-Executive Director	American
Stacey Cartwright Lynn Elsenhans	980 Great West Road Brentford Middlesex, England TW8 9GS 980 Great West Road Brentford Middlesex, England TW8 9GS	Independent Non-Executive Director Independent Non-Executive Director	British American
Judy Lewent	980 Great West Road Brentford Middlesex, England TW8 9GS	Independent Non-Executive Director	American
Sir Deryck Maughan	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Independent Non-Executive Director	British
Dr. Daniel Podolsky	980 Great West Road Brentford Middlesex, England TW8 9GS	Independent Non-Executive Director	American
Tom de Swaan Jing Ulrich	980 Great West Road Brentford Middlesex, England TW8 9GS 980 Great West Road Brentford Middlesex, England TW8 9GS	Independent Non-Executive Director Independent Non-Executive Director	Dutch American

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Hans Wijers Sir Robert Wilson	980 Great West Road Brentford Middlesex, England TW8 9GS 980 Great West Road Brentford Middlesex, England TW8 9GS	Independent Non-Executive Director Independent Non-Executive Director	Dutch British

Corporate Executive Team
Sir Andrew Witty	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Executive Officer	British
Simon Dingemans	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Financial Officer	British
Dr. Moncef Slaoui	980 Great West Road Brentford Middlesex, England TW8 9GS	Chairman, Global R&D & Vaccines	Moroccan, Belgian & American
Simon Bicknell	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Governance, Ethics and Assurance	British
Deirdre Connelly	5 Crescent Drive, Philadelphia, PA 19112	President, North America Pharmaceuticals	American
Roger Connor Abbas Hussain	980 Great West Road Brentford Middlesex, England TW 8 9GS 150 Beach Road 22−00 Gateway West 189720 Singapore	President, Global Manufacturing & Supply President, Europe, Japan & EMAP	British British
William Louv	Five Moore Drive PO Box 13398 Research Triangle Park North Carolina 27709	Senior Vice President, Core Business Services	American
David Redfern	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Strategy Officer	British
Claire Thomas	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Human Resources	British
Philip Thomson	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Global Communications	British
Daniel Troy	5 Crescent Drive Philadelphia, PA 19112	Senior Vice President & General Counsel	American
Dr. Patrick Vallance	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Pharmaceuticals R&D	British
Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Consumer Healthcare Worldwide	British